Filed by Sterling Financial Corporation
Pursuant to Rule 425 of the Securities Act of 1933, as Amended

Subject Company: Klamath First Bancorp, Inc.
Commission File No. 0-26556

September 9, 2003

        Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Sterling Financial Corporation ("Sterling") and Klamath First Bancorp, Inc. ("Klamath"), including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) Sterling's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the management of Sterling and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Sterling's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Sterling and Klamath may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the shareholders of Sterling or Klamath may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Sterling's and Klamath's markets may increase significantly and could adversely affect operations; and (10) an economic slowdown, either nationally or in the market in which Sterling does business, could adversely affect credit quality and loan originations. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sterling's and Klamath's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the "SEC") and available on the SEC's Internet site (http://www.sec.gov). In addition, documents filed with the SEC by Sterling can be obtained, without charge, by directing a request to Sterling Financial Corporation, 111 North Wall Street, Spokane, Washington 99201, Attn: Heidi B. Stanley, telephone (509) 358-6160. In addition, documents filed with the SEC by Klamath can be obtained, without charge, by directing a request to Klamath First Bancorp, Inc., 540 Main Street, Klamath Falls, Oregon 97601, Attn: Craig M. Moore, Corporate Secretary, telephone (541) 882-3444.

        Sterling cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Sterling or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Sterling does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

        The proposed transaction will be submitted to Sterling's and Klamath's shareholders for their consideration. Sterling and Klamath will file a registration statement, a joint prospectus/proxy statement and other relevant documents concerning the proposed transaction with the SEC.

        SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents containing information about Sterling and Klamath when they become available on the SEC's Internet site at (http://www.sec.gov).

        Sterling and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the Merger. Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in Sterling's proxy statement, dated March 21, 2003, for Sterling's 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint prospectus/proxy statement regarding this transaction when it becomes available.

        Klamath and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the shareholders of Klamath in connection with the Merger. Information about the directors and executive officers of Klamath and their ownership of Klamath common stock is set forth in Klamath's proxy statement, dated December 27, 2002, for Klamath's 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint prospectus/proxy statement regarding this transaction when it becomes available.

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THE FOLLOWING PRESS RELEASES WERE ISSUED BY STERLING ON SEPTEMBER 8, 2003.

For Immediate Release—September 8, 2003	Contact: Harold B. Gilkey CEO/Chairman (509) 358-6160

STERLING REALIGNS EXECUTIVE MANAGEMENT
TO MEET FUTURE GROWTH

Spokane, Washington—September 8, 2003—Harold B. Gilkey, CEO and Chairman of Sterling Financial Corporation, the Holding Company for Sterling Savings Bank ("the Bank"), announced the realignment of Executive Management at the Bank to meet future growth plans. These changes became effective October 1, 2003.

William W. Zuppe has been promoted to CEO and Chairman of Sterling Savings Bank. Zuppe co-founded Sterling with Harold B. Gilkey in 1983 and served as President and COO since that time. In his new role, Zuppe also chairs the Bank's executive team, which is responsible for overseeing the operating priorities of the business.

Gilkey stated, "With Bill's oversight, Sterling Savings Bank has grown to be $4.0 billion, with over 1,000 employees, and a footprint that covers the N.W."

Zuppe is currently First Vice-Chairman of the Board of America's Community Bankers, a national trade organization. He is a current board member of the Washington Financial League as well as past Chairman of the Board. He also has served as a board member of the Federal Reserve's Thrift Institutions Advisory Council.

Zuppe's community activities include leadership roles with the Boy Scouts of America as past Area 1 president, Regional vice president, Council president, and is currently a member of the Executive Board. He is on the Business Advisory Boards for Gonzaga University's College of Business and Eastern Washington University's College of Business and Public Administration. Zuppe is past Campaign Chair of United Way and served as a board member of Spokane's Economic Development Council.

Heidi B. Stanley has been promoted to COO and Vice Chair of Sterling Savings Bank as well as being appointed to the Board of Directors for Sterling Savings Bank. Stanley joined Sterling in 1985 from IBM. Her leadership path began as a Vice President and progressed most recently to Executive Vice President—Corporate Administration, responsible for all the back office functions of the company.

In addition to overseeing the back office, the President/Chief Production Officer and Portfolio Manager will report to Stanley.

Gilkey stated, "Heidi is responsible for introducing many innovative ideas in support of the Bank's significant growth during her 18 year tenure. I have great confidence in her ability to also oversee Sterling's production network and portfolio."

Stanley is currently the Chair of the Board for the Association of Washington Business and Vice-Chair for the Washington Public Affairs Network (TVW). She is also on the Executive Committee and Chair of the Washington State University Foundation Planning Committee, as well as an Advisory Board Member for the Washington Policy Center and past Board President for the Federal Defenders of Eastern Washington and Idaho.

Stanley also serves on the executive committee of the Chamber of Commerce, Board Secretary/Treasurer for the Spokane Intercollegiate Research and Technology Institute (SIRTI), a board member for the Spokane Higher Education Leadership Group, past Board President for the YMCA, and a sustaining member of the Junior League of Spokane.

David P. Bobbitt has been promoted to President and Chief Production Officer of Sterling Savings Bank. Bobbitt joined Sterling in 1996 after 26 years with WestOne Bank. As President and Chief Production Officer, he will have day-to-day responsibilities that include Community Banking, Corporate Banking, Consumer Banking, Credit Administration, Action Mortgage Company, and Harbor Financial.

Gilkey stated, "Dave brought the banking experience we needed and has played an integral role in the process of converting Sterling Savings Bank from a thrift to a Bank."

Bobbitt is currently on the Board of Directors of Pacific Coast Banking School, an Advisory Board Member of the College of Business and Economics at the University of Idaho, Chairman and board member of the North Idaho

Fair, and a past board member of the Idaho Fish & Wildlife Foundation. He is past President of the Idaho Bankers Association, and a current board member.

These changes come at a time when Sterling is integrating the acquisition of Klamath First Bancorp, a $1.5 billion Oregon-based financial institution, with 58 branches. Gilkey commented, "The Klamath merger accelerated the need for management realignment."

Gilkey concluded, "I am fortunate and proud to work with such talented people and recognize their leadership in operating the leading regional community bank in the N.W."

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For Immediate Release—September 8, 2003	Contact: Harold B. Gilkey CEO/Chairman (509) 358-6160

STERLING FINANCIAL CORPORATION'S PENDING MERGER
WITH KLAMATH FIRST BANCORP IS
PROCEEDING AS SCHEDULED

        Spokane, Washington—September 8, 2003—Earlier today, Sterling Financial Corporation (NASDAQ: STSA) announced a realignment of Executive Management at Sterling Savings Bank and referred to Sterling's pending merger with Klamath First Bancorp, Inc. (NASDAQ: KFBI) Sterling has reiterated that the merger has not been completed. It is subject to certain conditions, including shareholder and regulatory approval. The merger is expected to close in the first quarter of 2004. The management changes will become effective October 1, 2003.

ABOUT STERLING

        Sterling Financial Corporation of Spokane, Washington, is a unitary savings and loan holding company, which owns Sterling Savings Bank. Sterling Savings Bank is a Washington State-chartered, federally insured stock savings association, which opened in April 1983. Sterling Savings Bank, based in Spokane, Washington, has branches throughout Washington, Idaho, Oregon and western Montana. Through Sterling's wholly owned subsidiaries Action Mortgage Company and INTERVEST-Mortgage Investment Company, it operates loan production offices in Washington, Oregon, Idaho and western Montana. Sterling's subsidiary Harbor Financial Services provides non-bank investments, including mutual funds, variable annuities, and tax-deferred annuities, through regional representatives throughout Sterling Savings' branch network. Sterling's subsidiary Dime Insurance Agency provides commercial and consumer insurance products through its offices in western Montana.

FORWARD-LOOKING STATEMENTS

        This release and Sterling's earlier release today contain forward-looking statements which are not historical facts and pertain to our future operating results. These forward-looking statements are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. When used in this report, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the results discussed in these forward-looking statements because of numerous possible risks and uncertainties. These include but are not limited to: the possibility of adverse economic developments which may, among other things, increase default and delinquency risks in Sterling's loan portfolios; shifts in interest rates which may result in lower interest rate margins; shifts in the demand for Sterling's loan and other products; lower than expected revenue or cost savings in connection with acquisitions; changes in accounting policies; changes in the monetary and fiscal policies of the federal government; and changes in laws, regulations and the competitive environment.